

U.S. Securities and Exchange Commission

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 49976 / July 7, 2004

Admin. Proc. File No. 3-11501

In the Matter of Ocumed Group, Inc.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION BY DEFAULT

SUMMARY

This Order revokes the registration of the common stock of Ocumed Group, Inc. (Ocumed). The revocation is based on Ocumed's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 24, 2004, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Ocumed's common stock was registered under Section 12(g) of the Exchange Act in 1999, and that Ocumed failed to file its required annual report for the year ended April 30, 2003, and quarterly reports thereafter. Ocumed was served with the OIP on June 16, 2004. Ocumed failed to file an answer, due on July 6. A Respondent that fails to file an answer to the OIP may be deemed to be in default, and the administrative law judge may determine the proceeding against it. See 17 C.F.R. §§ 201.155(a), .220(f). Ocumed is in default, and the undersigned finds that the allegations in the OIP are true.

II. FINDINGS OF FACT

Ocumed's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act and has been registered since August 1999. Ocumed's purported business was the sale of ophthalmic products. Ocumed failed to file its annual report on Form 10-KSB for the year ended April 30, 2003, and failed to file quarterly reports on Form 10-QSB for the

quarters ended July 31, 2003, October 31, 2003, and January 31, 2004.[1]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Ocumed violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of Ocumed's common stock will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation accords with Commission precedent and sanction considerations set forth in *Steadman v. SEC*, 603 F.2d 1126, 1140 (5th Cir. 1979), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. *See Hamilton Bancorp, Inc.*, 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); *see also WSF Corp.*, 77 SEC Docket 1831 (A.L.J. May 8, 2002).

Ocumed violated a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history).

Ocumed's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the common stock of Ocumed Group, Inc., IS REVOKED.

Carol Fox Foelak
Administrative Law Judge

Endnotes

[1] Additionally, according to the Commission's public official files, Ocumed failed to file its annual report for the year ended April 30, 2004.